FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Argent Securities Inc.	0001239602
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, October 2, 2003, Series 2003-W4	**333-105957**

Name of Person Filing the Document
(If Other than the Registrant)

03033873

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: October 2, 2003

ARGENT SECURITIES INC.

By: [signature]
Name: John P. Grazer
Title: CFO

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.3	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

TERM SHEET
$556,315,000 *(Approximate)*

Asset-Backed Pass-Through Certificates
Series 2003-W4

October 2, 2003

Argent Securities Inc.

ARGENT MORTGAGE COMPANY LLC℠

Argent Securities Inc.
(Depositor)

Argent Mortgage Company, LLC
(Originator)

Ameriquest Mortgage Company
(Master Servicer)

All terms and statements are subject to change.

citigroup

Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2003-W4

TERM SHEET DATED October 2, 2003

Argent Securities Inc.
Asset-Backed Pass-Through Certificates, Series 2003-W4
$556,315,000 *(Approximate)*

Subject to Revision

Structure Overview								
To 10% Optional Termination								
Class	Approximate Size ($)	Type[1,2]	WAL (yrs)	Principal Payment Window	Pmt Delay (days)	Interest Accrual Basis	Stated Final Maturity	Expected Ratings S&P / Moody's / Fitch
A-1	323,720,000	FLOAT	2.64	11/03 – 10/11	0	ACT/360	Dec 2033	AAA / Aaa / AAA
A-2	131,970,000	FLOAT	2.67	11/03 – 10/11	0	ACT/360	Dec 2033	AAA / Aaa / AAA
M-1	37,375,000	FLOAT	5.37	02/07 – 10/11	0	ACT/360	Dec 2033	AA / Aa2 / AA
M-2	30,187,500	FLOAT	5.33	12/06 – 10/11	0	ACT/360	Dec 2033	A / A2/ A
M-3	18,687,500	FLOAT	5.31	12/06 – 10/11	0	ACT/360	Dec 2033	BBB / Baa1/ BBB+
M-4	8,625,000	FLOAT	5.30	11/06 – 10/11	0	ACT/360	Dec 2033	BBB- / Baa2/ BBB
M-5	5,750,000	FLOAT	5.29	11/06 – 10/11	0	ACT/360	Dec 2033	BB /Baa3 / BBB-
Total	**$556,315,000**							

(1) The certificates are subject to the Net WAC Rate Cap.
(2) All Certificates will not accrue interest at a rate greater than the Maximum Cap Rate

Pricing Speed ("PPC")	
Fixed-Rate Mortgage Loans	2% CPR increasing to 20% CPR over 10 months (100% PPC)
Adjustable-Rate Mortgage Loans	28% CPR (100% PPC)

Transaction Overview

Offered Certificates:	Approximately $455,690,000 senior floating-rate Class A Certificates. The Class A-1 Certificates are supported by fixed-rate and adjustable-rate, first lien mortgage loans with principal balances that conform to Fannie Mae guidelines ("Group I Mortgage Loans"). The Class A-2 Certificates are supported by fixed-rate and adjustable-rate, first lien mortgage loans with principal balances that may or may not conform to Fannie Mae guidelines ("Group II Mortgage Loans"). The Class M Certificates are supported by both Group I and Group II Mortgage Loans.
Non-Offered Certificates:	Class CE, P and R Certificates.
Collateral:	As of October 1, 2003, the Mortgage Loans will consist of 3,206 adjustable-rate and fixed-rate, first lien, closed-end mortgage loans (the "Mortgage Loans") with LTVs at origination not in excess of 95%. The aggregate scheduled principal balance of all of the Mortgage Loans is approximately $575,000,265. The Mortgage Loans will be separated into two groups. The Group I Mortgage Loans, supporting the Class A-1 Certificates, will represent 2,443 adjustable-rate and fixed-rate mortgage loans totaling approximately $408,478,339. The Group II Mortgage Loans, supporting the Class A-2 Certificates, will represent 763 adjustable-rate and fixed-rate mortgage loans totaling approximately $166,521,926. The Class M Certificates are supported by all of the Mortgage Loans.
Class A Certificates:	Class A-1 and A-2 Certificates.
Class M Certificates:	Class M-1, M-2, M-3, M-4 and M-5 Certificates.
Depositor:	Argent Securities Inc.
Originator:	Argent Mortgage Company, LLC and Olympus Mortgage Company
Master Servicer:	Ameriquest Mortgage Company
Special Servicer:	Litton Loan Servicing LP
Trustee:	Deutsche Bank National Trust Company
Underwriter:	Citigroup Global Markets Inc. (For Class A-1, Class A-2, Class M-1 and Class M-2 Certificates)
Cut-off Date:	October 1, 2003
Expected Pricing:	Week of September 29, 2003
Expected Closing Date:	October 7, 2003
Record Date:	The business day immediately preceding the Distribution Date.
Distribution Date:	The 25th day of each month (or if such 25th day is not a business day, the next succeeding business day) commencing in November 2003.

Transaction Overview (Cont.)

Determination Date:	The Determination Date with respect to any Distribution Date is the 10th day of the month in which such Distribution Date occurs or, if such day is not a business day, the business day immediately preceding such 10th day.
Due Period:	The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which such Distribution Date occurs and ends on the first day of the month in which such Distribution Date occurs.
Prepayment Period:	The Prepayment Period for the first Distribution Date will be from the Cut-off Date up to and including November 10th, and with respect to all other Distribution Dates, commencing on the day after the Determination Date in the month prior to the month in which such Distribution Date occurs and ending on the Determination Date in the month in which such Distribution Date occurs.
Interest Accrual Period:	For any Distribution Date will be the actual number of days (based on a 360-day year) included in the period commencing on the immediately preceding Distribution Date (or, in the case of the first such Interest Accrual Period, commencing on the Closing Date) and ending on the day immediately preceding such Distribution Date.
Administrative Fees:	The Servicing Fee calculated at the Servicing Fee Rate of [0.30%] per annum, and the Trustee Fee calculated at the Trustee Fee Rate of [0.0042]% per annum. The Servicing Fee will be paid monthly on the stated principal balance of each Mortgage Loan and the Trustee Fee will be paid monthly on the stated principal balance of the Mortgage Loans. A special Servicing Fee of $200 will be charged by the Special Servicer for loans 90 days or more delinquent, payable monthly for eighteen months, either consecutively or intermittently throughout the life of the loans. The Special Servicing Fee will commence the first month after the Cut-off Date in which the payment on such Mortgage Loan is 90 or more days delinquent. The fee will no longer be paid when such Mortgage Loan becomes less than 60 days delinquent, is liquidated, or is repurchased.
Expense Adjusted Net Mortgage Rates:	The weighted average of the Mortgage Rates on the Mortgage Loans as of the beginning of the related Due Period minus the Servicing Fee Rate, the Trustee Fee Rate and the Special Servicing Fee (expressed as a per annum rate), if applicable.
Adjusted Net Maximum Mortgage Rates:	The weighted average of the Maximum Mortgage Rates on the Mortgage Loans as of the beginning of the related Due Period minus the Servicing Fee Rate, the Trustee Fee Rate and the Special Servicing Fee (expressed as a per annum rate), if applicable.
Optional Termination:	The majority holder of the Class CE Certificates (so long as such holder is not an affiliate of the Depositor), or if such Holder fails to exercise such right, the Master Servicer, may purchase all of the Mortgage Loans and REO properties and retire the Certificates on or after the Optional Termination Date.
Optional Termination Date:	The first Distribution Date on which the aggregate principal balance of the Mortgage Loans, after giving effect to distributions to be made on that Distribution Date, is less than 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-Off Date.

Transaction Overview (Cont.)

Monthly Master Servicer Advances:	The Master Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans (net of the Servicing Fee) to the extent such amounts are deemed recoverable from future payments on the Mortgage Loans. The Master Servicer is entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement. The Master Servicer will *NOT* be obligated to compensate Certificateholders for any interest shortfalls resulting from the application of the Soldier's and Sailor's Civil Relief Act of 1940 or any other similar state law.
Credit Enhancement:	1) Net Monthly Excess Cashflow 2) Overcollateralization ("OC") 3) Subordination
Overcollateralization Target Amount:	With respect to any Distribution Date, (i) prior to the Stepdown Date, an amount equal to approximately 3.25% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, (ii) on or after the Stepdown Date provided a Trigger Event is not in effect, the greater of (x) 6.50% of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period) and (y) approximately $2,875,001 or (iii) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date.
Stepdown Date:	The earlier to occur of (i) the first Distribution Date on which the aggregate Certificate Principal Balance of the Class A Certificates is zero and (ii) the later to occur of (A) the Distribution Date in November 2006 and (B) the date that the Credit Enhancement Percentage (calculated for this purpose only after taking into account distributions of principal on the Mortgage Loans, but prior to any distributions of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on such Distribution Date) is greater than or equal to 41.50%.

Transaction Overview (Cont.)

Credit Enhancement Percentage:

The Credit Enhancement Percentage for the Class A Certificates and any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the Class M Certificates and the OC by (y) the aggregate principal balance of the Mortgage Loans, calculated after taking into account distributions of principal on the Mortgage Loans and distribution of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on such Distribution Date.

Class	(S&P/Moody's / Fitch/)	Initial CE%	CE% On/After Stepdown Date
A	AAA / Aaa / AAA	20.75%	41.50%
M-1	AA / Aa2 / AA	14.25%	28.50%
M-2	A / A2/ A	9.00%	18.00%
M-3	BBB / Baa1/ BBB+	5.75%	11.50%
M-4	BBB- / Baa2/ BBB	4.25%	8.50%
M-5	BB /Baa3 / BBB-	3.25%	6.50%

Pass-Through Rate:

Pass-Through Rate is the lesser of
(x) the Formula Rate and
(y) the respective Net WAC Rate Cap

Formula Rate:

Formula Rate is the lesser of
(x) Libor + margin (for each related Certificate)
(y) the respective Maximum Cap Rate

Net WAC Rate Cap:

Class A Certificates:
The rate per annum equal to the weighted average of the Expense Adjusted Net Mortgage Rates of the Group I Mortgage Loans in the case of the Class A-1 Certificates (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period) and the weighted average of the Expense Adjusted Net Mortgage Rates of the Group II Mortgage Loans plus any proceeds received under the Interest Rate Cap Agreement in the case of the Class A-2 Certificates (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period).

Class M Certificates:
The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of the Group I Mortgage Loans and the Group II Mortgage Loans, weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the current principal balance of the related Class A Certificates (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period).

Transaction Overview (Cont.)

Maximum Cap Rate:

Class A Certificates: The rate per annum equal to the weighted average of the Adjusted Net Maximum Mortgage Rates of the Group I Mortgage Loans in the case of the Class A-1 Certificates (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period), and the weighted average of the Adjusted Net Maximum Mortgage Rates of the Group II Mortgage Loans in the case of the Class A2 Certificates (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period).

Class M Certificates: The per annum rate equal to the weighted average of the Adjusted Net Maximum Mortgage Rates of the Group I Mortgage Loans and the Group II Mortgage Loans weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the current principal balance of the related Class A Certificates (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period).

Net WAC Rate Carryover Amount:

If on any Distribution Date, the pass-through rate for a class of Offered Certificates is based on the related Net WAC Rate Cap, the sum of (i) the excess of (a) the amount of interest such class would have accrued for such Distribution Date had the applicable pass-through rate not been subject to the Net WAC Rate Cap, over (b) the amount of interest such class of Certificates accrued for such Distribution Date based on the Net WAC Rate Cap, together with the unpaid portion of any such amounts from the prior Distribution Date and (ii) accrued interest thereon at the then applicable pass-through rate, without giving effect to the Net WAC Rate Cap. The ratings on each class of Certificates do not address the likelihood of the payment of any Net WAC Rate Carryover Amount.

Basis Risk Shortfall:

Because each Mortgage Loan has a mortgage rate that is either fixed or adjustable and each adjustable-rate Mortgage Loan will adjust based on six-month LIBOR after an initial period of two years following the date of origination and the pass-through rates on the Certificates are based on one-month LIBOR, the application of the related Net WAC Rate Cap could result in shortfalls of interest otherwise payable on those Certificates in certain periods. This may also occur if six-month LIBOR and one-month LIBOR rise quickly since the Mortgage Loan adjustments are constrained by certain interim caps. If basis risk interest shortfalls occur, they will be carried forward (a "Net WAC Rate Carryover Amount") and will be paid from Net Monthly Excess Cashflow on a subordinated basis on the same Distribution Date or in any subsequent period.

Transaction Overview (Cont.)

Interest Carry Forward Amount: For each class of Certificates, on any Distribution Date, the sum of (i) the excess of (a) the accrued certificate interest for such class with respect to the prior Distribution Date (excluding any Net WAC Rate Carryover Amount with respect to such class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (b) the amount actually distributed to such class with respect to interest on such prior Distribution Date and (ii) interest on such excess at the pass-through rate for such class.

Certificate Interest Rate Cap: Beginning the first Distribution Date, and for a period of 28 months thereafter, the Certificate Interest Rate Cap will be pledged for the benefit of the Class A-2 Certificates.

Allocation of Losses: Any Realized Losses on the Mortgage Loans will be allocated on any Distribution Date, first, to Net Monthly Excess Cashflow, second, to the Class CE Certificates, third, to the Class M-5 Certificates, fourth, to the Class M-4 Certificates, fifth, to the Class M-3 Certificates, sixth, to the Class M-2 Certificates and seventh, to the Class M-1 Certificates. There will be no allocation of Realized Losses on the Mortgage Loans to the Class A Certificates or the Class P Certificates. Investors in the Class A Certificates should note, however, that although Realized Losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of the Class A Certificates all principal and interest amounts to which they are then entitled. Once Realized Losses are allocated to the Class M Certificates, such amounts with respect to such Certificates will no longer accrue interest. However, the amount of any Realized Losses allocated to the Class M Certificates may be distributed to the holders of those certificates from Net Monthly Excess Cashflow, sequentially, to the Class M Certificates in numerical order.

Available Funds: The "Available Funds" for any Distribution Date is equal to the sum, net of amounts reimbursable or payable therefrom to the Master Servicer, the Trustee or a Special Sub-Servicer other than Litton Loan Servicing LP or Ameriquest Mortgage Company, of (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due on the related Due Date and received on or prior to the related Determination Date, after deduction of the Servicing Fee, the Trustee Fee and the Special Sub-Servicing Fee if Litton Loan Servicing LP or Ameriquest Mortgage Company is no longer the Special Sub-Servicer, for such Distribution Date, (ii) unscheduled payments in respect of the Mortgage Loans, including prepayments, insurance proceeds, liquidation proceeds and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the related Prepayment Period, (iii) proceeds from the repurchase of the Mortgage Loans due to the Optional Termination of the Trust, (iv) all Advances with respect to the Mortgage Loans received for such Distribution Date and (v) any Compensating Interest paid by the Master Servicer. The holders of the Class P Certificates will be entitled to all prepayment charges received on the Mortgage Loans and such amounts will not be available for distribution to the Class A Certificates and Mezzanine Certificates.

Transaction Overview (Cont.)

Class A Principal Distribution Amount:

Until the Stepdown Date, or if a Trigger Event is in effect, the Class A Certificates will receive the principal collected on the Mortgage Loans plus any Net Monthly Excess Cashflow required to maintain the Overcollateralization Target Amount until the Certificate Principal Balance of the Class A Certificates has been reduced to zero. On or after the Stepdown Date, if no Trigger Event is in effect, principal paid on the Class A Certificates will be an amount such that *each* of the Class A Certificates will maintain a 41.50% Credit Enhancement Percentage (2x the original Class A Credit Enhancement Percentage).

The Class A1 Certificates will be supported primarily from collections on the Group I Mortgage Loans and the Class A-2 Certificates will be supported primarily from collections on the Group II Mortgage Loans.

Any Net Monthly Excess Cashflow required to maintain the Overcollateralization Target Amount will be distributed to the holders of the Class A1 Certificates and the Class A2 Certificates based on the related Class A-1 and Class A-2 principal allocation percentages (for any Distribution Date, the percentage equivalent of a fraction, the numerator of which is the principal remittance amount for the Group I Mortgage Loans (in the case of the Class A-1 Certificates) or the principal remittance amount for the Group II Mortgage Loans (in the case of the Class A2 Certificates) and the denominator of which is equal to the principal remittance amount for all of the Mortgage Loans) for each such class for such Distribution Date.

Notwithstanding the foregoing, if the Certificate Principal Balance of either class of Class A Certificates has been reduced to zero, then the remaining amount of principal distributions distributable to the holders of the Class A Certificates on such Distribution Date, and the amount of principal distributions from the related Mortgage Loans on subsequent Distribution Dates, will be distributed to the holders of the other class of Class A Certificates remaining outstanding, until the Certificate Principal Balance of such class of Class A Certificates remaining outstanding has been reduced to zero.

Transaction Overview (Cont.)

Class M Principal Distribution Amount:

The Class M Certificates will not receive any principal payments until the Stepdown Date. On or after the Stepdown Date (if no Trigger Event is in effect), principal will be paid to the Class M Certificates,

first to the Class M-1 Certificates so that they have a 28.50% Credit Enhancement Percentage (based on 2x the Class M-1 Initial Credit Enhancement Percentage),

then to the Class M-2 Certificates so that they have a 18.00% Credit Enhancement Percentage (based on 2x the Class M-2 Initial Credit Enhancement Percentage),

then to the Class M-3 Certificates so that they have a 11.50% Credit Enhancement Percentage (based on 2x the Class M-3 Initial Credit Enhancement Percentage),

then to the Class M-4 Certificates so that they have a 8.50% Credit Enhancement Percentage (based on 2x the Class M-4 Initial Credit Enhancement Percentage) and

then to the Class M-5 Certificates so that they have a 6.50% Credit Enhancement Percentage (based on 2x the Class M-5 Initial Credit Enhancement Percentage).

If a Trigger Event is in effect, principal payments will be paid sequentially first to the Class A Certificates and then to the Class M Certificates in their order of seniority until the Certificate Principal Balance of each such class is reduced to zero.

Coupon Step-up:

After the Optional Termination Date, if the Master Servicer fails to exercise its right to terminate the Trust, the coupons on any then outstanding Certificates will increase according to the following:

Class	After Optional Termination
A	2x Margin
M	1.5x Margin

Trigger Event: [Pending Rating Agency Approval]

If either the Delinquency Test or Cumulative Loss Test is violated.

Delinquency Trigger Event:

The percentage obtained by dividing (x) the aggregate Stated Principal Balance of (i) Mortgage Loans Delinquent 60 days or more, (ii) REO Properties and (iii) Mortgage Loans in foreclosure and in bankruptcy (excluding any such Mortgage Loans which are less than 60 days Delinquent under the bankruptcy plan) by (y) the aggregate Stated Principal Balance of the Mortgage Loans, in each case, calculated prior to taking into account payments of principal on the Mortgage Loans due on the related Due Date or received during the related Prepayment Period, exceeds [40.00]% of the Credit Enhancement Percentage.

Transaction Overview (Cont.)

Cumulative Loss Test: The aggregate amount of realized losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the approximate applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring in	Percentage
November 2006 through October 2007	3.25%
November 2007 through October 2008	5.25%
November 2008 through October 2009	6.75%
November 2009 through October 2010	7.75%
November 2010 and thereafter	8.00%

Payment Priority: On each Distribution Date, Available Funds from the Mortgage Loans will be distributed as follows:

1. To pay interest on the Class A Certificates *pro rata*, including any accrued unpaid interest from a prior Distribution Date and then to pay interest excluding any accrued unpaid interest from prior Distribution Dates to the Class M Certificates, sequentially.
2. To pay principal on the Class A and Class M Certificates, in accordance with the principal payment provisions described above.
3. From Net Monthly Excess Cashflow, if any, to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of the Certificates to the extent necessary to maintain the required Overcollateralization Target Amount.
4. From Net Monthly Excess Cashflow, if any, to pay Interest Carry Forward Amounts to Class M Certificates.
5. From Net Monthly Excess Cashflow, if any, to pay any Allocated Realized Loss Amounts to the Class M Certificates.
6. From Net Monthly Excess Cashflow, if any, to pay the Net WAC Rate Carryover Amount on the Class A and Class M Certificates in the same order of priority as described in 1 above.
7. To the Special Sub-Servicer, the Special Sub-Servicing Fee (as set forth in the Pooling and Servicing Agreement); provided that if the Special Sub-Servicer is not Litton Loan Servicing LP or Ameriquest Mortgage Company, the Special Sub-Servicing Fee will be payable to the successor special sub-servicer prior to the distribution of Available Funds;
8. To pay any remaining amount to the Class CE and Class R Certificates in accordance with the Pooling and Servicing Agreement.

Source for Calculation of One-Month LIBOR: Telerate page 3750.

ERISA: Subject to the considerations in the Final Prospectus, the Offered Certificates are expected to be ERISA eligible as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such Certificates.

SMMEA: The Class A and Class M-1 Certificates are expected to constitute "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984 ("SMMEA"). Other classes will not be SMMEA eligible.

Taxation – REMIC: The Trust will be established as one or more REMICs for federal income tax purposes.

Transaction Overview (Cont.)

Ratings:	Class	Ratings (S&P/Moody's / Fitch)
	A	AAA / Aaa / AAA
	M-1	AA / Aa2 / AA
	M-2	A / A2/ A
	M-3	BBB / Baa1/ BBB+
	M-4	BBB- / Baa2/ BBB
	M-5	BB /Baa3 / BBB-
Form of Registration:	Book-entry form through DTC, Clearstream and Euroclear.	
Minimum Denominations:	$25,000 and integral multiples of $1 in excess thereof.	

Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2003-W4

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Summary

Statistics for the adjustable-rate and fixed-rate mortgage loans listed below are based on the Cut-off Date.

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	3,206		
Aggregate Current Principal Balance:	$575,000,265		
Average Current Principal Balance:	$179,351		$59,313 – $748,014
Aggregate Original Principal Balance:	$576,327,536		
Average Original Principal Balance:	$179,765		$60,000 – $750,000
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. Gross Coupon:	7.331%		4.500% – 12.100%
Wtd. Avg. Original Term to Maturity (months):	356		180 – 360
Wtd. Avg. Remaining Term to Maturity (months):	353		173 – 360
Margin (ARM Loans Only):	6.348%		4.500% – 7.125%
Maximum Interest Rate (ARM Loans Only):	13.385%		10.500% – 18.100%
Minimum Interest Rate (ARM Loans Only):	7.385%		4.500% – 12.100%
Wtd. Avg. Original LTV:	85.25%		20.54% – 95.00%
Wtd. Avg. Borrower FICO:	618		500 – 799
Geographic Distribution (Top 5):	CA	37.42%	
	FL	10.95%	
	NY	7.72%	
	IL	6.96%	
	AZ	3.31%	

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Type

Collateral Type	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Fixed Rate	1,226	$	207,415,021.37	36.07
2 year Fixed/Adjustable Rate	1,980		367,585,243.70	63.93
Total:	**3,206**	**$**	**575,000,265.07**	**100.00**

Principal Balance at Origination

Range of Principal Balances at Origination ($)	Number of Mortgage Loans		Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
50,000.01 – 100,000.00	735	$	58,751,259.00	10.19
100,000.01 – 150,000.00	806		100,105,376.00	17.37
150,000.01 – 200,000.00	585		102,568,559.00	17.80
200,000.01 – 250,000.00	410		91,836,797.00	15.93
250,000.01 – 300,000.00	283		77,721,798.00	13.49
300,000.01 – 350,000.00	175		56,493,342.00	9.80
350,000.01 – 400,000.00	93		34,942,317.00	6.06
400,000.01 – 450,000.00	64		27,082,368.00	4.70
450,000.01 – 500,000.00	53		25,393,220.00	4.41
650,000.01 >=	2		1,432,500.00	0.25
Total:	**3,206**	**$**	**576,327,536.00**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Remaining Principal Balance

Range of Remaining Principal Balances ($)	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
50,000.01 – 100,000.00	735	$	58,611,467.82	10.19
100,000.01 – 150,000.00	809		100,330,204.90	17.45
150,000.01 – 200,000.00	584		102,299,225.52	17.79
200,000.01 – 250,000.00	411		91,958,952.85	15.99
250,000.01 – 300,000.00	282		77,381,220.07	13.46
300,000.01 – 350,000.00	174		56,123,762.99	9.76
350,000.01 – 400,000.00	92		34,518,999.05	6.00
400,000.01 – 450,000.00	65		27,469,332.44	4.78
450,000.01 – 500,000.00	52		24,878,638.30	4.33
650,000.01 >=	2		1,428,461.13	0.25
Total:	**3,206**	**$**	**575,000,265.07**	**100.00**

Remaining Term to Maturity

Range of Months Remaining	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
120 - 240	119	$	15,554,613.01	2.71
241 - 360	3,087		559,445,652.06	97.29
Total:	**3,206**	**$**	**575,000,265.07**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Mortgage Rate %

Range of Mortgage Rates (%)	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Less than 6.500	491	$	107,842,018.66	18.76
6.500 - 6.999	584		122,056,614.27	21.23
7.000 - 7.499	548		100,249,604.12	17.43
7.500 - 7.999	664		113,316,653.95	19.71
8.000 - 8.499	426		62,471,659.11	10.86
8.500 - 8.999	317		47,218,902.13	8.21
9.000 - 9.499	111		13,816,280.73	2.40
9.500 - 9.999	35		4,203,829.86	0.73
10.000 - 10.499	9		1,040,377.25	0.18
10.500 - 10.999	11		1,595,301.52	0.28
11.000 - 11.499	4		469,749.54	0.08
11.500 - 11.999	2		225,400.00	0.04
12.000 - 12.499	4		493,873.93	0.09
Total:	**3,206**	**$**	**575,000,265.07**	**100.00**

Original Loan-to-Value Ratio

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Less than or equal to 30	7	$	696,880.21	0.12
30.01 - 35.00	8		1,126,497.47	0.20
35.01 - 40.00	12		1,209,306.10	0.21
40.01 - 45.00	22		3,194,601.04	0.56
45.01 - 50.00	24		3,533,008.88	0.61
50.01 - 55.00	32		5,314,705.77	0.92
55.01 - 60.00	65		9,442,818.37	1.64
60.01 - 65.00	104		17,171,204.03	2.99
65.01 - 70.00	118		21,507,997.48	3.74
70.01 - 75.00	228		38,970,740.26	6.78
75.01 - 80.00	350		63,985,354.14	11.13
80.01 - 85.00	282		50,626,198.43	8.80
85.01 - 90.00	999		177,889,780.19	30.94
90.01 - 95.00	955		180,331,172.70	31.36
Total:	**3,206**	**$**	**575,000,265.07**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

FICO Score at Origination

Range of FICO Scores	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
500 - 519	69	$	11,289,762.13	1.96
520 - 539	165		25,536,629.12	4.44
540 - 559	271		44,713,220.64	7.78
560 - 579	327		53,801,142.47	9.36
580 - 599	334		56,030,920.40	9.74
600 - 619	600		108,564,693.78	18.88
620 - 639	519		94,800,094.19	16.49
640 - 659	375		70,800,768.69	12.31
660 - 679	206		38,908,916.83	6.77
680 - 699	150		30,469,332.80	5.30
700 - 719	84		19,153,041.90	3.33
720 - 739	50		9,000,919.11	1.57
740 - 759	34		7,728,061.97	1.34
760 - 779	18		3,488,834.76	0.61
780 - 799	4		713,926.28	0.12
Total:	**3206**	**$**	**575,000,265.07**	**100.00**

ARGENT

Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2003-W4

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution

State	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	896	$	215,138,323.28	37.42
Florida	450		62,984,353.54	10.95
New York	174		44,381,247.38	7.72
Illinois	229		40,039,941.81	6.96
Arizona	158		19,026,861.94	3.31
New Jersey	86		16,446,289.03	2.86
Massachusetts	72		16,377,741.72	2.85
Texas	112		13,592,196.66	2.36
Nevada	72		13,561,477.83	2.36
Colorado	64		12,974,494.64	2.26
Ohio	128		11,879,966.01	2.07
Washington	59		11,583,830.28	2.01
Maryland	50		9,369,160.28	1.63
Michigan	79		8,748,788.23	1.52
Minnesota	45		7,870,919.72	1.37
Connecticut	40		6,664,065.39	1.16
Hawaii	25		6,386,437.93	1.11
Pennsylvania	44		6,197,291.83	1.08
Utah	36		5,846,127.54	1.02
Tennessee	39		4,415,091.99	0.77
Oregon	27		4,071,651.54	0.71
Indiana	41		4,067,771.67	0.71
Georgia	24		3,955,591.46	0.69
Missouri	39		3,792,963.93	0.66
Other	217		25,627,679.44	4.46
Total:	**3,206**	**$**	**575,000,265.07**	**100.00**

Occupancy Status[1]

Occupancy Status	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Non-Owner Occupied	228	$	34,797,802.88	6.05
Owner Occupied	2957		535,935,874.96	93.21
Second Home	21		4,266,587.23	0.74
Total:	**3,206**	**$**	**575,000,265.07**	**100.00**

(1) Based on mortgagor representation at origination

Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2003-W4

DESCRIPTION OF THE TOTAL COLLATERAL

Documentation Type

Documentation Type	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full Documentation	2,077	$	355,789,415.19	61.88
Limited Documentation	132		26,895,070.68	4.68
Stated Documentation	997		192,315,779.20	33.45
Total:	**3,206**	**$**	**575,000,265.07**	**100.00**

Loan Purpose

Loan Purpose	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Purchase	883	$	157,160,040.56	27.33
Refinance-Debt Consolidation, Cashout (1)	1551		277,294,452.32	48.23
Refinance-Debt Consolidation, No Cashout (2)	772		140,545,772.19	24.44
Total:	**3,206**	**$**	**575,000,265.07**	**100.00**

(1) Cash proceeds to the borrower exclusive of Debt Consolidation payments exceed 3% of the original Principal Balance of the related mortgage loan. Also includes all home equity loans originated in Texas with any cash proceeds.

(2) Cash proceeds to the borrower exclusive of Debt Consolidation payments are 3% or less of the original Principal Balance of the related mortgage loan. Excludes home equity loans originated in Texas with any cash proceeds.

Credit Grade

Credit Grade[1]	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
I	2,222	$	395,669,749.46	68.81
II	242		43,050,657.92	7.49
III	281		46,622,994.03	8.11
IV	177		30,798,191.78	5.36
V	93		15,224,565.09	2.65
VI	28		4,852,761.50	0.84
A	133		31,804,099.34	5.53
A-	4		936,742.22	0.16
B	7		1,381,001.89	0.24
C	6		1,139,100.71	0.20
C-	13		3,520,401.13	0.61
Total:	**3,206**	**$**	**575,000,265.07**	**100.00**

(1) Letters correspond to risk categories of Olympus Mortgage Company and roman numerals correspond to risk categories of Argent Mortgage Company LLC.

DESCRIPTION OF THE TOTAL COLLATERAL

Property Type

Property Type	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2-4 Family	236	$	48,049,618.91	8.36
Condominium	230		37,878,333.60	6.59
Manufactured Housing/Mobile Home	1		103,273.00	0.02
PUD	235		45,123,025.67	7.85
PUD-Attached	18		4,268,179.44	0.74
Single-Family Residential	2483		439,284,707.75	76.40
Single-Family Residential Attached	3		293,126.70	0.05
Total:	**3,206**	**$**	**575,000,265.07**	**100.00**

Prepayment Charge Term at Origination

Prepayment Charges Term at Origination (months)	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	624	$	108,256,114.02	18.83
12	198		47,531,202.79	8.27
24	1503		268,412,677.21	46.68
30	1		85,341.87	0.01
36	880		150,714,929.18	26.21
Total:	**3,206**	**$**	**575,000,265.07**	**100.00**

Conforming Balance

Conforming Balance Status	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Conforming- Fixed Rate	1,146	$	176,142,266.08	30.63
Non Conforming- Fixed Rate	80		31,272,755.29	5.44
Conforming- ARMS	1,796		294,563,127.95	51.23
Non Conforming- ARMS	184		73,022,115.75	12.70
Total:	**3,206**	**$**	**575,000,265.07**	**100.00**

Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2003-W4

DESCRIPTION OF THE GROUP I COLLATERAL

Collateral Summary

Statistics for the adjustable-rate and fixed-rate mortgage loans listed below are based on the Cut-off Date.

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	2,443		
Aggregate Current Principal Balance:	$408,478,339		
Average Current Principal Balance:	$167,204		$59,729 – $496,000
Aggregate Original Principal Balance:	$409,404,251		
Average Original Principal Balance:	$167,583		$60,000 – $496,000
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. Gross Coupon:	7.381%		4.500% – 12.100%
Wtd. Avg. Original Term to Maturity (months):	356		180 – 360
Wtd. Avg. Remaining Term to Maturity (months):	353		173 – 360
Margin (ARM Loans Only):	6.350%		4.500% – 7.125%
Maximum Interest Rate (ARM Loans Only):	13.415%		10.500% – 18.100%
Minimum Interest Rate (ARM Loans Only):	7.415%		4.500% – 12.100%
Wtd. Avg. Original LTV:	85.22%		20.54% – 95.00%
Wtd. Avg. Borrower FICO:	618		500 - 799
Geographic Distribution (Top 5):	CA	33.66%	
	FL	11.25%	
	IL	7.96%	
	NY	7.43%	
	MA	3.09%	

DESCRIPTION OF THE GROUP I COLLATERAL

Collateral Type

Collateral Type	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Fixed Rate	907	$	142,964,891.37	35.00
2 Year Fixed/Adjustable Rate	1,536		265,513,447.73	65.00
Total:	**2,443**	**$**	**408,478,339.10**	**100.00**
Total:	**2,443**	**$**	**408,478,339.10**	**100.00**

Principal Balance at Origination

Range of Principal Balances at Origination ($)	Number of Mortgage Loans		Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
50,000.01 – 100,000.00	486	$	39,410,094.00	9.63
100,000.01 – 150,000.00	673		84,356,197.00	20.60
150,000.01 – 200,000.00	545		95,407,559.00	23.30
200,000.01 – 250,000.00	374		83,725,607.00	20.45
250,000.01 – 300,000.00	252		69,253,448.00	16.92
300,000.01 – 350,000.00	93		29,157,976.00	7.12
350,000.01 – 400,000.00	13		5,033,995.00	1.23
400,000.01 – 450,000.00	4		1,631,875.00	0.40
450,000.01 – 500,000.00	3		1,427,500.00	0.35
Total:	**2,443**	**$**	**409,404,251.00**	**100.00**

Remaining Principal Balance

Range of Remaining Principal Balances ($)	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
50,000.01 – 100,000.00	486	$	39,325,342.46	9.63
100,000.01 – 150,000.00	676		84,621,697.74	20.72
150,000.01 – 200,000.00	544		95,156,160.78	23.30
200,000.01 – 250,000.00	375		83,871,261.18	20.53
250,000.01 – 300,000.00	251		68,934,127.54	16.88
300,000.01 – 350,000.00	91		28,492,336.94	6.98
350,000.01 – 400,000.00	13		5,023,689.47	1.23
400,000.01 – 450,000.00	4		1,627,369.53	0.40
450,000.01 – 500,000.00	3		1,426,353.46	0.35
Total:	**2,443**	**$**	**408,478,339.10**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Remaining Term to Maturity

Range of Months Remaining	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
120 - 240	78	$	10,118,763.29	2.48
241 - 360	2,365		398,359,575.81	97.52
Total:	**2,443**	**$**	**408,478,339.10**	**100.00**

Mortgage Rate %

Range of Mortgage Rates (%)	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Less than 6.500	341	$	67,856,072.57	16.61
6.500 - 6.999	435		81,440,052.45	19.94
7.000 - 7.499	441		76,651,126.04	18.77
7.500 - 7.999	526		86,029,543.47	21.06
8.000 - 8.499	333		47,230,692.79	11.56
8.500 - 8.999	236		33,136,837.22	8.11
9.000 - 9.499	78		9,701,726.10	2.38
9.500 - 9.999	25		2,965,291.88	0.73
10.000 - 10.499	8		742,630.44	0.18
10.500 - 10.999	11		1,595,301.52	0.39
11.000 - 11.499	3		409,790.69	0.10
11.500 - 11.999	2		225,400.00	0.06
12.000 - 12.499	4		493,873.93	0.12
Total:	**2,443**	**$**	**408,478,339.10**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Gross Margin % - Adjustable Rate Loans Only

Range of Gross Margins (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
4.500 - 4.749	72	$ 10,681,329.73	4.02
4.750 - 4.999	1	107,950.00	0.04
5.500 - 5.749	89	18,867,872.86	7.11
6.000 - 6.249	1	157,765.74	0.06
6.250 - 6.499	2	363,906.25	0.14
6.500 - 6.749	1363	234,106,077.28	88.17
6.750 - 6.999	1	105,600.00	0.04
7.000 >=	7	1,122,945.87	0.42
Total:	**1,536**	**$ 265,513,447.73**	**100.00**

Next Rate Adjustment Date - Adjustable Rate Loans Only

Month/Year Of Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
March 2005	10	$ 2,317,925.63	0.87
April 2005	19	3,057,458.71	1.15
May 2005	8	1,599,261.26	0.60
June 2005	93	16,782,553.87	6.32
July 2005	802	140,978,911.52	53.10
August 2005	378	63,067,459.71	23.75
September 2005	25	4,155,345.03	1.57
October 2005	201	33,554,532.00	12.64
Total:	**1,536**	**$ 265,513,447.73**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Maximum Rate % - Adjustable Rate Loans Only

Range of Maximum Mortgage Rates (%)	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Less than 12.500	173	$	35,715,478.16	13.45
12.500 - 12.999	279		53,132,408.52	20.01
13.000 - 13.499	296		54,605,128.83	20.57
13.500 - 13.999	360		60,639,072.21	22.84
14.000 - 14.499	213		31,283,310.66	11.78
14.500 - 14.999	151		22,038,890.75	8.30
15.000 - 15.499	35		4,238,058.47	1.60
15.500 - 15.999	9		1,142,363.82	0.43
16.000 - 16.499	3		286,372.13	0.11
16.500 - 16.999	8		1,303,299.56	0.49
17.000 - 17.499	3		409,790.69	0.15
17.500 - 17.999	2		225,400.00	0.08
18.000 - 18.499	4		493,873.93	0.19
Total:	**1,536**	**$**	**265,513,447.73**	**100.00**

Minimum Rate % - Adjustable Rate Loans Only

Range of Minimum Mortgage Rates (%)	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Less than 6.500	173	$	35,715,478.16	13.45
6.500 - 6.999	279		53,132,408.52	20.01
7.000 - 7.499	296		54,605,128.83	20.57
7.500 - 7.999	360		60,639,072.21	22.84
8.000 - 8.499	213		31,283,310.66	11.78
8.500 - 8.999	151		22,038,890.75	8.30
9.000 - 9.499	35		4,238,058.47	1.60
9.500 - 9.999	9		1,142,363.82	0.43
10.000 - 10.499	3		286,372.13	0.11
10.500 - 10.999	8		1,303,299.56	0.49
11.000 - 11.499	3		409,790.69	0.15
11.500 - 11.999	2		225,400.00	0.08
12.000 - 12.499	4		493,873.93	0.19
Total:	**1,536**	**$**	**265,513,447.73**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Initial Periodic Cap % - Adjustable Rate Loans Only

Initial Periodic Cap (%)	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2.000	1,536	$	265,513,447.73	100.00
Total:	**1,536**	**$**	**265,513,447.73**	**100.00**

Original Loan-to-Value Ratio

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Less than or equal to 30	7	$	696,880.21	0.17
30.01 - 35.00	5		604,803.98	0.15
35.01 - 40.00	10		959,546.23	0.23
40.01 - 45.00	15		2,240,414.70	0.55
45.01 - 50.00	18		2,399,148.46	0.59
50.01 - 55.00	29		4,956,509.39	1.21
55.01 - 60.00	47		6,904,572.20	1.69
60.01 - 65.00	85		13,425,311.38	3.29
65.01 - 70.00	86		15,015,318.67	3.68
70.01 - 75.00	168		27,673,687.38	6.77
75.01 - 80.00	265		44,989,486.90	11.01
80.01 - 85.00	189		32,039,655.94	7.84
85.01 - 90.00	754		123,515,137.83	30.24
90.01 - 95.00	765		133,057,865.83	32.57
Total:	**2,443**	**$**	**408,478,339.10**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

FICO Score at Origination

Range of FICO Scores	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
500 - 519	50	$ 7,718,979.23	1.89
520 - 539	121	18,451,879.85	4.52
540 - 559	199	31,257,977.09	7.65
560 - 579	239	37,879,285.53	9.27
580 - 599	252	40,487,205.60	9.91
600 - 619	448	74,936,148.40	18.35
620 - 639	417	70,701,387.23	17.31
640 - 659	294	51,493,374.67	12.61
660 - 679	168	28,740,967.77	7.04
680 - 699	108	18,757,526.83	4.59
700 - 719	59	12,559,043.64	3.07
720 - 739	45	7,619,565.99	1.87
740 - 759	24	4,767,252.13	1.17
760 - 779	15	2,393,818.86	0.59
780 - 799	4	713,926.28	0.17
Total:	**2,443**	**$ 408,478,339.10**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Geographic Distribution

State	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	674	$	137,511,362.61	33.66
Florida	325		45,955,883.55	11.25
Illinois	204		32,509,565.62	7.96
New York	131		30,338,343.89	7.43
Massachusetts	60		12,610,559.55	3.09
New Jersey	61		11,580,802.51	2.84
Arizona	88		11,330,934.42	2.77
Nevada	63		11,163,357.42	2.73
Texas	95		10,998,169.30	2.69
Colorado	53		9,970,827.64	2.44
Washington	51		8,953,253.00	2.19
Ohio	78		7,772,450.13	1.90
Michigan	55		6,711,187.49	1.64
Minnesota	42		6,643,012.42	1.63
Maryland	37		6,350,228.77	1.55
Connecticut	38		6,060,545.37	1.48
Utah	33		5,152,362.54	1.26
Hawaii	19		4,795,114.97	1.17
Pennsylvania	32		4,576,025.16	1.12
Oregon	23		3,550,247.15	0.87
Tennessee	28		3,094,597.69	0.76
Georgia	20		3,074,074.24	0.75
Alabama	27		3,038,237.30	0.74
Indiana	28		2,877,480.12	0.70
Other	178		21,859,716.24	5.35
Total:	**2,443**	**$**	**408,478,339.10**	**100.00**

Occupancy Status[1]

Occupancy Status	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Non-Owner Occupied	174	$	25,334,350.22	6.20
Owner Occupied	2254		380,452,898.64	93.14
Second Home	15		2,691,090.24	0.66
Total:	**2,443**	**$**	**408,478,339.10**	**100.00**

(1) Based on mortgagor representation at origination

Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2003-W4

DESCRIPTION OF THE GROUP I COLLATERAL

Documentation Type

Documentation Type	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full Documentation	1,565	$	255,927,812.89	62.65
Limited Documentation	104		18,488,560.47	4.53
Stated Documentation	774		134,061,965.74	32.82
Total:	**2,443**	**$**	**408,478,339.10**	**100.00**

Loan Purpose

Loan Purpose	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Purchase	732	$	120,028,189.07	29.38
Refinance-Debt Consolidation, Cashout (1)	1149		194,316,946.92	47.57
Refinance-Debt Consolidation, No Cashout (2)	562		94,133,203.11	23.04
Total:	**2,443**	**$**	**408,478,339.10**	**100.00**

(1) Cash proceeds to the borrower exclusive of Debt Consolidation payments exceed 3% of the original Principal Balance of the related mortgage loan. Also includes all home equity loans originated in Texas with any cash proceeds.

(2) Cash proceeds to the borrower exclusive of Debt Consolidation payments are 3% or less of the original Principal Balance of the related mortgage loan. Excludes home equity loans originated in Texas with any cash proceeds.

Credit Grade

Credit Grade[1]	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
I	1,719	$	284,137,408.30	69.56
II	177		31,482,114.29	7.71
III	211		33,388,330.91	8.17
IV	117		18,954,790.47	4.64
V	71		11,516,180.53	2.82
VI	26		4,313,404.50	1.06
A	102		20,578,323.87	5.04
A-	2		487,628.39	0.12
B	6		1,221,349.78	0.30
C	3		502,032.85	0.12
C-	9		1,896,775.21	0.46
Total:	**2,443**	**$**	**408,478,339.10**	**100.00**

(1) Letters correspond to risk categories of Olympus Mortgage Company and roman numerals correspond to risk categories of Argent Mortgage Company LLC.

ARGENT

Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2003-W4

DESCRIPTION OF THE GROUP I COLLATERAL

Property Type

Property Type	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2-4 Family	200	$	40,210,021.42	9.84
Condominium	193		30,033,697.43	7.35
PUD	187		32,475,529.11	7.95
PUD Attached	12		2,277,821.30	0.56
Single Family Residence	1848		303,188,143.14	74.22
Single Family Residence-Attached	3		293,126.70	0.07
Total:	**2,443**	**$**	**408,478,339.10**	**100.00**

Prepayment Charge Term at Origination

Prepayment Charges Term at Origination (months)	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	506	$	81,268,374.31	19.90
12	148		31,149,120.78	7.63
24	1150		193,590,258.83	47.39
36	639		102,470,585.18	25.09
Total:	**2,443**	**$**	**408,478,339.10**	**100.00**

Conforming Balance

Conforming Balance Status	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Conforming- Fixed Rate	907	$	142,964,891.37	35.00
Conforming- ARMS	1,536		265,513,447.73	65.00
Total:	**2,443**	**$**	**408,478,339.10**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Collateral Summary

Statistics for the adjustable-rate and fixed-rate mortgage loans listed below are based on the Cut-off Date.

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	763		
Aggregate Current Principal Balance:	$166,521,926		
Average Current Principal Balance:	$218,246		$59,313 – $748,014
Aggregate Original Principal Balance:	$166,923,285		
Average Original Principal Balance:	$218,772		$60,000 – $750,000
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. Gross Coupon:	7.209%		5.150% – 11.200%
Wtd. Avg. Original Term to Maturity (months):	355		180 – 360
Wtd. Avg. Remaining Term to Maturity (months):	352		176 – 360
Margin (ARM Loans Only):	6.341%		4.500% – 7.125%
Maximum Interest Rate (ARM Loans Only):	13.308%		11.150% – 17.200%
Minimum Interest Rate (ARM Loans Only):	7.308%		5.150% – 11.200%
Wtd. Avg. Original LTV:	85.35%		31.23% – 95.00%
Wtd. Avg. Borrower FICO:	619		500 – 775
Geographic Distribution (Top 5):	CA	46.62%	
	FL	10.23%	
	NY	8.43%	
	AZ	4.62%	
	IL	4.52%	

DESCRIPTION OF THE GROUP II COLLATERAL

Collateral Type

Collateral Type	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Fixed Rate	319	$	64,450,130.00	38.70
2 Year Fixed/Adjustable Rate	444		102,071,795.97	61.30
Total:	**763**	**$**	**166,521,925.97**	**100.00**

Principal Balance at Origination

Range of Principal Balances at Origination ($)	Number of Mortgage Loans		Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
50,000.01 – 100,000.00	249	$	19,341,165.00	11.59
100,000.01 – 150,000.00	133		15,749,179.00	9.43
150,000.01 – 200,000.00	40		7,161,000.00	4.29
200,000.01 – 250,000.00	36		8,111,190.00	4.86
250,000.01 – 300,000.00	31		8,468,350.00	5.07
300,000.01 – 350,000.00	82		27,335,366.00	16.38
350,000.01 – 400,000.00	80		29,908,322.00	17.92
400,000.01 – 450,000.00	60		25,450,493.00	15.25
450,000.01 – 500,000.00	50		23,965,720.00	14.36
650,000.01 >=	2		1,432,500.00	0.86
Total:	**763**	**$**	**166,923,285.00**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Remaining Principal Balance

Range of Remaining Principal Balances ($)	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
50,000.01 – 100,000.00	249	$	19,286,125.36	11.58
100,000.01 – 150,000.00	133		15,708,507.16	9.43
150,000.01 – 200,000.00	40		7,143,064.74	4.29
200,000.01 – 250,000.00	36		8,087,691.67	4.86
250,000.01 – 300,000.00	31		8,447,092.53	5.07
300,000.01 – 350,000.00	83		27,631,426.05	16.59
350,000.01 – 400,000.00	79		29,495,309.58	17.71
400,000.01 – 450,000.00	61		25,841,962.91	15.52
450,000.01 – 500,000.00	49		23,452,284.84	14.08
650,000.01 >=	2		1,428,461.13	0.86
Total:	**763**	**$**	**166,521,925.97**	**100.00**

Remaining Term to Maturity

Range of Months Remaining	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
120 - 240	41	$	5,435,849.72	3.26
241 - 360	722		161,086,076.25	96.74
Total:	**763**	**$**	**166,521,925.97**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Mortgage Rate %

Range of Mortgage Rates (%)	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Less than 6.500	150	$	39,985,946.09	24.01
6.500 - 6.999	149		40,616,561.82	24.39
7.000 - 7.499	107		23,598,478.08	14.17
7.500 - 7.999	138		27,287,110.48	16.39
8.000 - 8.499	93		15,240,966.32	9.15
8.500 - 8.999	81		14,082,064.91	8.46
9.000 - 9.499	33		4,114,554.63	2.47
9.500 - 9.999	10		1,238,537.98	0.74
10.000 - 10.499	1		297,746.81	0.18
11.000 - 11.499	1		59,958.85	0.04
Total:	**763**	**$**	**166,521,925.97**	**100.00**

Gross Margin % - Adjustable Rate Loans Only

Range of Gross Margins (%)	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
4.500 - 4.749	14	$	2,970,481.03	2.91
5.500 - 5.749	30		10,727,426.70	10.51
6.500 - 6.749	397		87,613,399.50	85.84
6.750 - 6.999	1		80,654.78	0.08
7.000 >=	2		679,833.96	0.67
Total:	**444**	**$**	**102,071,795.97**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Next Rate Adjustment Date - Adjustable Rate Loans Only

Month/Year Of Next Rate Adjustment Date	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
March 2005	2	$	812,850.85	0.80
April 2005	2		950,988.14	0.93
May 2005	2		504,546.23	0.49
June 2005	97		13,877,001.37	13.60
July 2005	195		47,771,858.19	46.80
August 2005	71		18,329,777.23	17.96
September 2005	7		2,430,938.96	2.38
October 2005	68		17,393,835.00	17.04
Total:	**444**	**$**	**102,071,795.97**	**100.00**

Maximum Rate % - Adjustable Rate Loans Only

Range of Maximum Mortgage Rates (%)	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Less than 12.500	67	$	19,077,140.58	18.69
12.500 - 12.999	84		25,060,109.77	24.55
13.000 - 13.499	63		15,777,578.75	15.46
13.500 - 13.999	91		19,232,522.59	18.84
14.000 - 14.499	66		10,901,176.34	10.68
14.500 - 14.999	50		8,509,050.81	8.34
15.000 - 15.499	18		2,617,740.74	2.56
15.500 - 15.999	3		538,770.73	0.53
16.000 - 16.499	1		297,746.81	0.29
17.000 - 17.499	1		59,958.85	0.06
Total:	**444**	**$**	**102,071,795.97**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Minimum Rate % - Adjustable Rate Loans Only

Range of Minimum Mortgage Rates (%)	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Less than 6.500	67	$	19,077,140.58	18.69
6.500 - 6.999	84		25,060,109.77	24.55
7.000 - 7.499	63		15,777,578.75	15.46
7.500 - 7.999	91		19,232,522.59	18.84
8.000 - 8.499	66		10,901,176.34	10.68
8.500 - 8.999	50		8,509,050.81	8.34
9.000 - 9.499	18		2,617,740.74	2.56
9.500 - 9.999	3		538,770.73	0.53
10.000 - 10.499	1		297,746.81	0.29
11.000 - 11.499	1		59,958.85	0.06
Total:	**444**	**$**	**102,071,795.97**	**100.00**

Initial Periodic Cap % - Adjustable Rate Loans Only

Initial Periodic Cap (%)	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2.000	444	$	102,071,795.97	100.00
Total:	**444**	**$**	**102,071,795.97**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Original Loan-to-Value Ratio

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
30.01 - 35.00	3	$	521,693.49	0.31
35.01 - 40.00	2		249,759.87	0.15
40.01 - 45.00	7		954,186.34	0.57
45.01 - 50.00	6		1,133,860.42	0.68
50.01 - 55.00	3		358,196.38	0.22
55.01 - 60.00	18		2,538,246.17	1.52
60.01 - 65.00	19		3,745,892.65	2.25
65.01 - 70.00	32		6,492,678.81	3.90
70.01 - 75.00	60		11,297,052.88	6.78
75.01 - 80.00	85		18,995,867.24	11.41
80.01 - 85.00	93		18,586,542.49	11.16
85.01 - 90.00	245		54,374,642.36	32.65
90.01 - 95.00	190		47,273,306.87	28.39
Total:	**763**	**$**	**166,521,925.97**	**100.00**

FICO Score at Origination

Range of FICO Scores	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
500 - 519	19	$	3,570,782.90	2.14
520 - 539	44		7,084,749.27	4.25
540 - 559	72		13,455,243.55	8.08
560 - 579	88		15,921,856.94	9.56
580 - 599	82		15,543,714.80	9.33
600 - 619	152		33,628,545.38	20.19
620 - 639	102		24,098,706.96	14.47
640 - 659	81		19,307,394.02	11.59
660 - 679	38		10,167,949.06	6.11
680 - 699	42		11,711,805.97	7.03
700 - 719	25		6,593,998.26	3.96
720 - 739	5		1,381,353.12	0.83
740 - 759	10		2,960,809.84	1.78
760 - 779	3		1,095,015.90	0.66
Total:	**763**	**$**	**166,521,925.97**	**100.00**

Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2003-W4

DESCRIPTION OF THE GROUP II COLLATERAL

Geographic Distribution

State	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	222	$	77,626,960.67	46.62
Florida	125		17,028,469.99	10.23
New York	43		14,042,903.49	8.43
Arizona	70		7,695,927.52	4.62
Illinois	25		7,530,376.19	4.52
New Jersey	25		4,865,486.52	2.92
Ohio	50		4,107,515.88	2.47
Massachusetts	12		3,767,182.17	2.26
Maryland	13		3,018,931.51	1.81
Colorado	11		3,003,667.00	1.80
Washington	8		2,630,577.28	1.58
Texas	17		2,594,027.36	1.56
Nevada	9		2,398,120.41	1.44
Michigan	24		2,037,600.74	1.22
Pennsylvania	12		1,621,266.67	0.97
Hawaii	6		1,591,322.96	0.96
Tennessee	11		1,320,494.30	0.79
Minnesota	3		1,227,907.30	0.74
Indiana	13		1,190,291.55	0.71
Missouri	14		1,098,752.64	0.66
Georgia	4		881,517.22	0.53
Kentucky	8		774,255.19	0.46
Utah	3		693,765.00	0.42
Connecticut	2		603,520.02	0.36
Other	33		3,171,086.39	1.90
Total:	**763**	**$**	**166,521,925.97**	**100.00**

Occupancy Status[1]

Occupancy Status	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Non-Owner Occupied	54	$	9,463,452.66	5.68
Owner Occupied	703		155,482,976.32	93.37
Second Home	6		1,575,496.99	0.95
Total:	**763**	**$**	**166,521,925.97**	**100.00**

(1) Based on mortgagor representation at origination

DESCRIPTION OF THE GROUP II COLLATERAL

Documentation Type

Documentation Type	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full Documentation	512	$	99,861,602.30	59.97
Limited Documentation	28		8,406,510.21	5.05
Stated Documentation	223		58,253,813.46	34.98
Total:	**763**	**$**	**166,521,925.97**	**100.00**

Loan Purpose

Loan Purpose	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Purchase	151	$	37,131,851.49	22.30
Refinance-Debt Consolidation, Cashout (1)	402		82,977,505.40	49.83
Refinance-Debt Consolidation, No Cashout (2)	210		46,412,569.08	27.87
Total:	**763**	**$**	**166,521,925.97**	**100.00**

(1) Cash proceeds to the borrower exclusive of Debt Consolidation payments exceed 3% of the original Principal Balance of the related mortgage loan. Also includes all home equity loans originated in Texas with any cash proceeds.

(2) Cash proceeds to the borrower exclusive of Debt Consolidation payments are 3% or less of the original Principal Balance of the related mortgage loan. Excludes home equity loans originated in Texas with any cash proceeds.

Credit Grade

Credit Grade[1]	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
I	503	$	111,532,341.16	66.98
II	65		11,568,543.63	6.95
III	70		13,234,663.12	7.95
IV	60		11,843,401.31	7.11
V	22		3,708,384.56	2.23
VI	2		539,357.00	0.32
A	31		11,225,775.47	6.74
A-	2		449,113.83	0.27
B	1		159,652.11	0.10
C	3		637,067.86	0.38
C-	4		1,623,625.92	0.98
Total:	**763**	**$**	**166,521,925.97**	**100.00**

Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2003-W4

(1) Letters correspond to risk categories of Olympus Mortgage Company and roman numerals correspond to risk categories of Argent Mortgage Company LLC.

DESCRIPTION OF THE GROUP II COLLATERAL

Property Type

Property Type	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2-4 Family	36	$	7,839,597.49	4.71
Condominium	37		7,844,636.17	4.71
Manufactured Housing/Moblie Home	1		103,273.00	0.06
PUD	48		12,647,496.56	7.60
PUD Attached	6		1,990,358.14	1.20
Single Family Residence	635		136,096,564.61	81.73
Total:	**763**	**$**	**166,521,925.97**	**100.00**

Prepayment Charge Term at Origination

Prepayment Charges Term at Origination (months)	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	118	$	26,987,739.71	16.21
12	50		16,382,082.01	9.84
24	353		74,822,418.38	44.93
30	1		85,341.87	0.05
36	241		48,244,344.00	28.97
Total:	**763**	**$**	**166,521,925.97**	**100.00**

Conforming Balance

Conforming Balance Status	Number of Mortgage Loans		Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Conforming- Fixed Rate	239	$	33,177,374.71	19.92
Non Conforming- Fixed Rate	80		31,272,755.29	18.78
Conforming- ARMS	260		29,049,680.22	17.44
Non Conforming- ARMS	184		73,022,115.75	43.85
Total:	**763**	**$**	**166,521,925.97**	**100.00**

Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2003-W4

Sensitivity Analysis
To Optional Termination Date

	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
A-1					
WAL:	5.19	3.56	2.64	2.00	1.48
Window:	11/2003-02/2019	11/2003-06/2014	11/2003-10/2011	11/2003-01/2010	11/2003-11/2008
A-2					
WAL:	5.22	3.59	2.67	2.02	1.50
Window:	11/2003-02/2019	11/2003-06/2014	11/2003-10/2011	11/2003-01/2010	11/2003-11/2008
M-1					
WAL:	10.21	7.01	5.37	4.73	4.85
Window:	09/2008-02/2019	01/2007-06/2014	02/2007-10/2011	06/2007-01/2010	12/2007-11/2008
M-2					
WAL:	10.21	7.01	5.33	4.51	4.22
Window:	09/2008-02/2019	01/2007-06/2014	12/2006-10/2011	02/2007-01/2010	05/2007-11/2008
M-3					
WAL:	10.21	7.01	5.31	4.41	3.98
Window:	09/2008-02/2019	01/2007-06/2014	12/2006-10/2011	01/2007-01/2010	02/2007-11/2008
M-4					
WAL:	10.21	7.01	5.30	4.38	3.89
Window:	09/2008-02/2019	01/2007-06/2014	11/2006-10/2011	12/2006-01/2010	01/2007-11/2008
M-5					
WAL:	10.21	7.01	5.29	4.36	3.86
Window:	09/2008-02/2019	01/2007-06/2014	11/2006-10/2011	12/2006-01/2010	12/2006-11/2008

Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2003-W4

Sensitivity Analysis

To Maturity

	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
A-1					
WAL:	5.53	3.86	2.88	2.19	1.63
Window:	11/2003-12/2030	11/2003-08/2026	11/2003-01/2022	11/2003-06/2018	11/2003-11/2015
A-2					
WAL:	5.56	3.89	2.91	2.22	1.66
Window:	11/2003-12/2030	11/2003-09/2026	11/2003-03/2022	11/2003-08/2018	11/2003-12/2015
M-1					
WAL:	11.09	7.76	5.96	5.21	5.32
Window:	09/2008-11/2028	01/2007-08/2023	02/2007-03/2019	06/2007-02/2016	12/2007-11/2013
M-2					
WAL:	11.03	7.70	5.86	4.95	4.58
Window:	09/2008-08/2027	01/2007-01/2022	12/2006-10/2017	02/2007-12/2014	05/2007-11/2012
M-3					
WAL:	10.92	7.60	5.76	4.78	4.28
Window:	09/2008-10/2025	01/2007-02/2020	12/2006-03/2016	01/2007-08/2013	02/2007-10/2011
M-4					
WAL:	10.76	7.46	5.64	4.65	4.12
Window:	09/2008-09/2023	01/2007-03/2018	11/2006-09/2014	12/2006-05/2012	01/2007-10/2010
M-5					
WAL:	10.58	7.31	5.52	4.55	4.00
Window:	09/2008-02/2022	01/2007-11/2016	11/2006-08/2013	12/2006-07/2011	12/2006-01/2010

Net WAC Cap for Class A-1 Certificates*

Per	Net WAC Cap(%)(1)	Net WAC Cap(%)(2)	Per	Net WAC Cap(%)(1)	Net WAC Cap(%)(2)	Per	Net WAC Cap(%)(1)	Net WAC Cap(%)(2)
1	3.9338	3.9338	33	7.1540	8.7910	65	7.6474	10.8436
2	7.0803	7.0803	34	6.9227	8.9244	66	6.9068	9.7825
3	6.8514	6.8514	35	6.9222	9.0273	67	7.1366	10.0966
4	6.8510	6.8510	36	7.1524	9.3389	68	6.9058	9.7593
5	7.3230	7.3230	37	6.9212	9.0297	69	7.1355	10.0725
6	6.8501	6.8501	38	7.1514	9.3224	70	6.9049	9.7360
7	7.0781	7.0781	39	6.9202	9.0137	71	6.9044	9.7244
8	6.8495	6.8495	40	6.9198	9.4199	72	7.1340	10.0365
9	7.0776	7.0776	41	7.6606	10.5384	73	6.9034	9.7011
10	6.8491	6.8491	42	6.9188	9.5266	74	7.1330	10.0125
11	6.8489	6.8489	43	7.1489	9.8340	75	6.9024	9.6779
12	7.0770	7.0770	44	6.9178	9.5069	76	6.9019	9.6664
13	6.8485	6.8485	45	7.1479	9.8137	77	7.6408	10.6892
14	7.0766	7.0766	46	6.9168	9.8925	78	6.9009	9.6432
15	6.8481	6.8481	47	6.9163	9.9870	79	7.1304	9.9527
16	6.8479	6.8479	48	7.1463	10.3259	80	6.8999	9.6201
17	7.5814	7.5814	49	6.9153	9.9811	81	7.1294	9.9289
18	6.8476	6.8476	50	7.1453	10.3018	82	6.8989	9.5971
19	7.0756	7.0756	51	6.9143	9.9578	83	6.8984	9.5856
20	6.8472	6.8472	52	6.9138	9.9461	84	7.1279	9.8932
21	7.0752	7.0752	53	7.3901	10.6195	85	6.8974	9.5626
22	6.9178	7.7292	54	6.9128	9.9227	86	7.1269	9.8695
23	6.9276	7.9562	55	7.1427	10.2414	87	6.8965	9.5396
24	7.1585	8.2566	56	6.9118	9.8993	88	6.8960	9.5282
25	6.9271	7.9861	57	7.1417	10.2172	89	7.6343	10.5364
26	7.1575	8.2481	58	6.9108	9.8759	90	6.8950	9.5054
27	6.9261	7.9779	59	6.9103	9.8642	91	7.1243	9.8104
28	6.9256	8.4059	60	7.1402	10.1810	92	6.8940	9.4826
29	7.6671	9.4251	61	6.9093	9.8409	93	7.1233	9.7869
30	6.9247	8.5256	62	7.1391	10.1568	94	6.8930	9.4598
31	7.1550	8.8035	63	6.9083	9.8175	95	6.8926	9.4485
32	6.9237	8.5135	64	6.9078	9.8059	96	7.1218	9.7518

* For modeling purposes, assumes a no trustee fee
(1) Assumes 1mLIBOR and 6mLIBOR stays at 1.1% and 1.2% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 1mLIBOR @ 1.1% and 6mLIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.

Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2003-W4

Net WAC Cap for Class A-2 Certificates*

Per	Net WAC Cap(%)(1)	Net WAC Cap(%) (2),(3),(4)	Per	Net WAC Cap(%)(1)	Net WAC Cap(%) (2),(3),(4)	Per	Net WAC Cap(%)(1)	Net WAC Cap(%) (2),(3),(4)
1	3.8382	8.0000	33	7.0195	8.4954	65	7.4843	10.3960
2	6.9075	8.0000	34	6.7920	8.6347	66	6.7590	9.3781
3	6.6837	8.0000	35	6.7910	8.7213	67	6.9832	9.6785
4	6.6827	8.0000	36	7.0163	9.0034	68	6.7569	9.3545
5	7.1427	8.0000	37	6.7890	8.7059	69	6.9811	9.6542
6	6.6812	8.0000	38	7.0142	8.9875	70	6.7549	9.3310
7	6.9033	8.0000	39	6.7869	8.6892	71	6.7539	9.3192
8	6.6801	8.0000	40	6.7859	9.0911	72	6.9780	9.6177
9	6.9023	8.0000	41	7.5118	10.1565	73	6.7518	9.2957
10	6.6791	8.0000	42	6.7838	9.1634	74	6.9758	9.5935
11	6.6786	8.0000	43	7.0088	9.4597	75	6.7498	9.2723
12	6.9007	8.0000	44	6.7817	9.1444	76	6.7488	9.2606
13	6.6776	8.0000	45	7.0067	9.4387	77	7.4707	10.2399
14	6.8996	8.0000	46	6.7796	9.5248	78	6.7467	9.2373
15	6.6765	8.0000	47	6.7786	9.6033	79	6.9706	9.5332
16	6.6760	8.0000	48	7.0035	9.9110	80	6.7447	9.2141
17	7.3907	8.0000	49	6.7765	9.5806	81	6.9685	9.5092
18	6.6750	8.0000	50	7.0014	9.8876	82	6.7427	9.1909
19	6.8970	8.0000	51	6.7745	9.5567	83	6.7417	9.1794
20	6.6740	8.0000	52	6.7734	9.5447	84	6.9654	9.4734
21	6.8959	8.0000	53	7.2395	10.1902	85	6.7397	9.1563
22	6.7899	8.0000	54	6.7714	9.5208	86	6.9633	9.4496
23	6.8034	8.0000	55	6.9960	9.8258	87	6.7377	9.1333
24	7.0291	8.0000	56	6.7693	9.4969	88	6.7367	9.1219
25	6.8013	8.0000	57	6.9939	9.8012	89	7.4573	10.0865
26	7.0270	8.0000	58	6.7672	9.4731	90	6.7347	9.0990
27	6.7993	8.0000	59	6.7662	9.4612	91	6.9581	9.3905
28	6.7982	8.0000	60	6.9907	9.7643	92	6.7327	9.0762
29	7.5255	9.1293	61	6.7641	9.4374	93	6.9561	9.3671
30	6.7962	8.2394	62	6.9886	9.7397	94	6.7307	9.0536
31	7.0217	8.5088	63	6.7621	9.4137	95	6.7297	9.0423
32	6.7941	8.2278	64	6.7611	9.4018	96	6.9530	9.3320

* For modeling purposes, assumes a no trustee fee

(1) Assumes 1mLIBOR and 6mLIBOR stays at 1.1% and 1.2% respectively and the cashflows are run to the Optional Termination at the pricing speed.

(2) Assumes 1mLIBOR @ 1.1% and 6mLIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.

(3) Assumes proceeds from the related Interest Rate Cap Agreement included.

(4) The Net WAC Cap is assumed to hit the ceiling for the related Interest Rate Cap Schedule

Net WAC Cap for Class M Certificates*

Per	Net WAC Cap(%)(1)	Net WAC Cap(%) (2)	Per	Net WAC Cap(%)(1)	Net WAC Cap(%) (2)	Per	Net WAC Cap(%)(1)	Net WAC Cap(%) (2)
1	3.8382	2.8346	33	7.0195	7.8834	65	7.4843	9.8408
2	6.9075	5.8558	34	6.7920	8.0350	66	6.7590	8.7924
3	6.6837	5.6350	35	6.7910	8.1499	67	6.9832	9.1024
4	6.6827	5.6415	36	7.0163	8.4701	68	6.7569	8.7689
5	7.1427	6.1174	37	6.7890	8.1819	69	6.9811	9.0782
6	6.6812	5.6556	38	7.0142	8.4529	70	6.7549	8.7455
7	6.9033	5.8901	39	6.7869	8.1284	71	6.7539	8.7339
8	6.6801	5.6718	40	6.7859	8.5139	72	6.9780	9.0420
9	6.9023	5.9073	41	7.5118	9.5971	73	6.7518	8.7105
10	6.6791	5.6896	42	6.7838	8.5705	74	6.9758	9.0179
11	6.6786	5.6989	43	7.0088	8.8550	75	6.7498	8.6872
12	6.9007	5.9350	44	6.7817	8.5294	76	6.7488	8.6756
13	6.6776	5.7181	45	7.0067	8.8325	77	7.4707	9.6856
14	6.8996	5.9546	46	6.7796	8.9135	78	6.7467	8.6524
15	6.6765	5.7382	47	6.7786	9.0033	79	6.9706	8.9578
16	6.6760	5.7487	48	7.0035	9.3331	80	6.7447	8.6292
17	7.3907	6.4878	49	6.7765	8.9925	81	6.9685	8.9339
18	6.6750	5.7704	50	7.0014	9.3091	82	6.7427	8.6061
19	6.8970	6.0083	51	6.7745	8.9689	83	6.7417	8.5945
20	6.6740	5.7933	52	6.7734	8.9571	84	6.9654	8.8981
21	6.8959	6.0317	53	7.2395	9.6223	85	6.7397	8.5715
22	6.7899	6.6986	54	6.7714	8.9335	86	6.9633	8.8744
23	6.8034	6.9287	55	6.9960	9.2482	87	6.7377	8.5485
24	7.0291	7.2284	56	6.7693	8.9099	88	6.7367	8.5370
25	6.8013	6.9744	57	6.9939	9.2238	89	7.4573	9.5324
26	7.0270	7.2474	58	6.7672	8.8864	90	6.7347	8.5141
27	6.7993	6.9934	59	6.7662	8.8746	91	6.9581	8.8152
28	6.7982	7.4348	60	6.9907	9.1873	92	6.7327	8.4913
29	7.5255	8.4555	61	6.7641	8.8511	93	6.9561	8.7917
30	6.7962	7.5737	62	6.9886	9.1630	94	6.7307	8.4686
31	7.0217	7.8645	63	6.7621	8.8276	95	6.7297	8.4572
32	6.7941	7.5927	64	6.7611	8.8158	96	6.9530	8.7565

* For modeling purposes, assumes a no trustee fee

(1) Assumes 1mLIBOR and 6mLIBOR stays at 1.1% and 1.2% respectively and the cashflows are run to the Optional Termination at the pricing speed.

(2) Assumes 1mLIBOR @ 1.1% and 6mLIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.

Class A-2 Interest Rate Cap Schedule*

Distribution Date	Period	Notional Balance	Strike (%)	Ceiling (%)
Nov 2003	1	$131,970,000	3.34	8.00
Dec 2003	2	$128,632,814	6.41	8.00
Jan 2004	3	$125,261,978	6.18	8.00
Feb 2004	4	$121,855,453	6.18	8.00
Mar 2004	5	$118,412,475	6.64	8.00
Apr 2004	6	$114,932,929	6.18	8.00
May 2004	7	$111,417,355	6.40	8.00
Jun 2004	8	$107,866,942	6.18	8.00
Jul 2004	9	$104,402,115	6.40	8.00
Aug 2004	10	$101,022,764	6.18	8.00
Sep 2004	11	$97,727,067	6.18	8.00
Oct 2004	12	$94,513,052	6.40	8.00
Nov 2004	13	$91,378,653	6.18	8.00
Dec 2004	14	$88,321,858	6.40	8.00
Jan 2005	15	$85,340,708	6.18	8.00
Feb 2005	16	$82,433,292	6.18	8.00
Mar 2005	17	$79,597,750	6.89	8.00
Apr 2005	18	$76,832,269	6.17	8.00
May 2005	19	$74,135,083	6.40	8.00
Jun 2005	20	$71,504,470	6.17	8.00
Jul 2005	21	$68,938,754	6.40	8.00
Aug 2005	22	$66,436,302	7.05	8.00
Sep 2005	23	$63,997,486	7.25	8.00
Oct 2005	24	$61,618,946	7.50	8.00
Nov 2005	25	$59,298,902	7.24	8.00
Dec 2005	26	$57,035,885	7.49	8.00
Jan 2006	27	$54,828,464	7.23	8.00
Feb 2006	28	$52,675,246	7.66	8.00
March 2006	29	$0	0.00	0.00

* Cap payment will be based on the lesser of the Class A-2 Balance and the Notional Schedule immediately preceding the Distribution Date

Argent Securities Inc. Asset-Backed Pass-Through Certificates, Series 2003-W4

Citigroup Global Markets Inc.

Mortgage Finance	
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Jim De Mare	212-723-6325
Matthew Cherwin	212-723-6325

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